UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Siguler Guff Small Business Credit Opportunities Fund, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
NONE
(CUSIP Number)
October 13, 2015
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. None

1	Name of Reporting Person: Carpenters’ Pension Trust Fund of St. Louis I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Missouri
NUMBER OF	5	SOLE VOTING POWER	0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	59,840 *
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER	0
WITH	8	SHARED DISPOSITIVE POWER	59,840 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED		59,840 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		59.8% *
12	TYPE OF REPORTING PERSON		EP

* Based on a total of 100,000 shares of Common Stock outstanding, and the ownership by the Reporting Person as of the filing date of this Schedule 13G of a limited partnership interest in Siguler Guff  Small Business Credit Opportunities Fund, LP (the “Fund”) representing 59.84% of the total limited partnership interests in the Fund, which owns all of the outstanding shares of Common Stock of the Issuer.  The limited partners of the Fund have pass-through voting rights with respect to the shares of Common Stock held by the Fund.

Cusip No. None

SCHEDULE 13G

Item 1(a)	Name of Issuer: Siguler Guff Small Business Credit Opportunities Fund, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 825 Third Avenue, 10th Floor, New York, NY 10022
Item 2(a)	Name of Person Filing: Carpenters Pension Trust Fund of St. Louis
Item 2(b)	Address of Principal Business Office, or if None, Residence: 1401 Hampton Avenue, St. Louis, Missouri 63139
Item 2(c)	Citizenship or Place of Organization: Missouri
Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value
Item 2(e)	CUSIP Number: None
Item 3
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [X] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership: (a) through (c): The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference thereto.
Item 5	Ownership of Five Percent or Less of the Class: Not Applicable
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8	Identification and Classification of Members of the Group: Not Applicable
Item 9	Notice of Dissolution of Group: Not Applicable
Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Cusip No. None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 21, 2016

CARPENTERS’ PENSION TRUST FUND OF ST. LOUIS
By:	Ilomai Kurrik
By:	/s/ Ilomai Kurrik
Name: Ilomai Kurrik Title: Attorney-in-Fact